TSX: GAM / AMEX: GRS / BSX: GL7	1601 Lower Water Street
Suite 402, Summit Place
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, April 2, 2008

Gammon Gold Announces Appointments of Two New Members to the Board of Directors

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): is pleased to announce the appointment of Andre Falzon and Rene Marion to the Gammon Board of Directors as well as completing 2007 with no material SOX weaknesses.

Mr. Falzon brings over 20 years of practical financial and management experience particularly within the mining industry. For much of his career he was Vice President and Controller of Barrick Gold Corporation, the largest gold mining company in the world, and most recently was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick’s SOX 404 compliance and internal audit functions. For most of his career at Barrick he was responsible for all of its financial reporting requirements, planning as well as being involved in related aspects of business acquisitions, financings and mine development activities He received his Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. Mr. Falzon has been appointed Chair of the Audit Committee. Mr. Falzon is also a director and Chair of the Audit Committee of Altura Minerals Corp. Mr. Falzon replaces Mr. Dale Hendrick who resigned from Gammon’s Board of Directors in December, 2007.

Mr. Rene Marion, CEO of Gammon Gold, has also been appointed to the Board of Directors. Mr. Marion joined the Company on October 2007 at which time he immediately developed a turnaround optimization strategy that was implemented in December 2007 that has already resulted in incremental and continued improvements in productivity and financial metrics. Prior to joining Gammon, Mr. Marion had been associated with Barrick Gold Corporation for more than twelve years and was appointed as Barrick's Regional Vice President, Russia and Central Asia, in 2005. His background combines 22 years of experience in mining operations, operational management and mine engineering in North America. Mr. Marion’s extensive experience in addressing difficult mining operations on the international field as well as his expertise in reserve and resource modeling is particularly significant for Gammon. Mr. Marion’s experience also includes acquisition evaluations, feasibility studies, development and mergers all over the world. Mr. Marion replaces Russell Barwick who has stepped down as a director in January, 2008.

Mr. Fred George, Chairman and President of Gammon Gold commented, "To support the improvements Rene Marion and his team are making throughout our operations, we will continue to enhance the Board by appointing individuals who will strengthen the Board’s independence and overall expertise and the appointment of Andre and Rene is the first step in that process." Mr. George continued, "We will continue to identify potential Board members who will support that strategy in the months ahead. On behalf of the Board of Directors I would like to welcome both Andre and Rene to the Board of Directors."

Mr. Rene Marion, Chief Executive Officer of Gammon Gold commented, "I am pleased that Andre has accepted the appointment to the Board of Directors. As I have worked with Andre previously, I am appreciative of the depth of his knowledge and extensive expertise in mining and finance that he will bring to Gammon and I welcome his insightfulness and collaborative approach. The Board has been strengthened considerably with his appointment. " Mr. Marion continued, "As we drive continual operational and financial improvements to the Company, we are also committed to continue to create a stronger and more strategic Board and improve overall corporate governance practices. Two positive examples from this new continuous improvement focus are that we had no material SOX weaknesses in 2007 and we have now attracted a high caliber individual to our Board who will further contribute to the Company’s positive Corporate Governance momentum."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements including without limitation, statements regarding future cash costs and production at Ocampo and El Cubo and the ability to continue to successfully implement the Company's Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the Company's ability to continue its improved cash flow performance may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s annual information form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.